Exhibit 99.1

Press Release

Eltek Ltd. Reports Full year and Fourth Quarter 2022 Financial Results

Petach Tikva, Israel (March 9, 2023) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the full year and fourth quarter ended December 31, 2022.

Full Year and Fourth Quarter 2022 Highlights

◾	Revenues were $39.6 million (Q4 - $10.5 million)

◾	Operating profit was $3.0 million (Q4 - $0.8 million)

◾	Profit before tax was $3.9 million (Q4 - $0.9 million)

◾	Net profit was $3.2 million or $0.55 per fully diluted share (Q4 - $0.8 million or $0.14 per fully diluted share)

◾	Net cash provided by operating activities amounted to $3.8 million (Q4 - $1.3 million)

“We are pleased to announce strong growth in revenues and earnings for the year 2022. This was due to increased demand for our high-quality printed circuit boards. The growth in revenues is a testament to the hard work and dedication of our team, as well as the loyalty of our customers. We are excited to continue building upon this momentum in the coming year,” said Eli Yaffe, CEO of Eltek.

"The global PCB market is expected to continue to grow in the coming years, with the military, aerospace and defense sectors being the key drivers. As a leading provider of PCBs to these industries, Eltek is well-positioned to capitalize on this trend and continues to deliver strong results for our shareholders. We ended 2022 with a 70% growth in backlog.

During Q4 we received final approval from the Israel Innovation Authority (“IIA”) for a 40%, royalty bearing participation in an approximately $800,000 one-year development program, which started in January 2023.  This program is part of our investments in CapEx and research and development to bring new, high-quality products to the market and further drive growth in the future," continued Mr. Yaffe.

“We have a strong balance sheet and a talented team, and we will continue to invest in our operations, products and people to sustain our long-term success," concluded Mr. Yaffe.

2022 Full Year GAAP Financial Results

Revenues for 2022 were $39.7 million compared to $33.8 million in 2021.

Gross profit for 2022 was $8.3 million (21% of revenues) compared to $6.9 million (20% of revenues) in 2021.

Operating profit for 2022 was $3.0 million compared to operating profit of $1.9 million in 2021.

Financial income for 2022 was $0.9 million compared to financial expense of $0.5 million in 2021. Financial income, which was primarily generated in the second quarter of 2022, resulted from the erosion of the NIS against the US dollar.

Profit before income tax for 2022 was $3.9 million compared to $1.5 million in 2021.

Net profit for 2022 was $3.2 million or $0.55 per fully diluted share compared to net profit of $5.0 million or $0.86 per fully diluted share in 2021. Net profit in 2021 includes a one-time tax benefit of $3.5 million.

2022 Full Year Non-GAAP Financial Results

EBITDA for 2022 was a $4.5 million (11% of revenues) compared to EBITDA of $3.8 million (11% of revenues) in 2021.

Fourth Quarter 2022 GAAP Financial Results

Revenues for the fourth quarter of 2022 were $10.5 million compared to $9.5 million in the fourth quarter of 2021.

Gross profit for the fourth quarter of 2022 was $2.2 million (21% of revenues) compared to $2.0 (21% of revenues) in the fourth quarter of 2021.

Operating profit for the fourth quarter of 2022 was $0.8 million compared to operating profit of $0.6 million in the fourth quarter of 2021.

Profit before income tax for the fourth quarter of 2022 was $0.9 million compared to $0.2 million in the fourth quarter of 2021.

Net profit for the fourth quarter of 2022 was $0.8 million or $0.14 per fully diluted share compared to net profit of $3.8 million or $0.65 per fully diluted share in the Fourth quarter of 2021. Net income in the fourth quarter of 2021 includes a one-time tax benefit of $3.6 million.

Fourth Quarter 2022 Non-GAAP Financial Results

EBITDA for the fourth quarter of 2022 was a $1.2 million (12% of revenues) compared to EBITDA of $1.1 million (11% of revenues) in the fourth quarter of 2021.

Conference Call

Today, Thursday, March 9, 2023, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021

Revenues	10,479	9,521	39,650	33,823
Costs of revenues	(8,267)	(7,565)	(31,380)	(26,926)

Gross profit	2,212	1,956	8,270	6,897

Selling, general and administrative expenses	(1,348)	(1,310)	(5,207)	(4,870)
R&D expenses, net	(15)	(23)	(92)	(78)

Operating profit	849	623	2,971	1,949

Financial income (expenses), net	100	(387)	887	(488)
Other income (loss), net	-	-	-	41

Profit before income tax	949	236	3,858	1,502

Tax expenses (income)	144	(3,600)	664	(3,537)

Net Profit	805	3,836	3,194	5,039

Earnings per share:
Basic net profit per ordinary share	0.14	0.66	0.55	0.86

Diluted net profit per ordinary share	0.14	0.65	0.55	0.86

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,850	5,840	5,848	5,840

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,850	5,860	5,848	5,869

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2022	2021

Assets

Current assets:
Cash and cash equivalents	7,366	9,283
Receivables: Trade, net of provision for doubtful accounts	10,116	7,021
Other	282	798
Inventories	5,130	4,893
Prepaid expenses	504	586

Total current assets	23,398	22,581

Long term assets:
Restricted deposits	202	226
Severance pay fund	59	66
Deferred tax assets and long term tax receivables, net	2,496	3,563
Operating lease right of use assets	7,693	8,979
Total long term assets	10,450	12,834

Fixed assets, less accumulated depreciation	7,674	7,368

Total Assets	41,522	42,783

Liabilities and Shareholder's equity

Current liabilities:
Short-term credit and current maturities of long-term debts	702	708
Accounts payable: Trade	4,793	4,044
Other	4,133	3,577
Short-term operating lease liabilities	846	931

Total current liabilities	10,474	9,260

Long-term liabilities:
Long term debt, excluding current maturities	2,768	3,921
Employee severance benefits	280	344
Long-term operating lease liabilities	6,980	8,186

Total long-term liabilities	10,028	12,451

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,849,678 at December 31, 2022 and 5,840,357 at December 31, 2021	5,305	5,296
Additional paid-in capital	22,862	22,846
Cumulative foreign currency translation adjustments	1,189	3,716
Capital reserve	1,537	1,287
Accumulated deficit	(9,873)	(12,073)
Total shareholders' equity	21,020	21,072
Total liabilities and shareholders' equity	41,522	42,783

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021

GAAP net Income	805	3,836	3,194	5,039
Add back items:

Financial expenses (income), net	(100)	387	(887)	488
Income tax expenses (income)	144	(3,600)	664	(3,537)
Depreciation and amortization	357	450	1,541	1,781
Non-GAAP EBITDA	1,206	1,073	4,512	3,771

Eltek Ltd.
Consolidated Statements of Cash Flows
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021

Cash flows from operating activities:

Net Income	805	3,836	3,194	5,039
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	357	450	1,541	1,781
Stock-based compensation	62	74	250	203
Decrease in deferred tax assets and long term tax receivable	151	(3,585)	653	(3,563)
	570	(3,061)	2,444	(1,579)

Decrease (increase) in operating lease right-of-use assets	3	25	11	66
Decrease (increase) in trade receivables	(446)	(301)	(3,941)	2,260
Decrease (increase) in other receivables and prepaid expenses	42	(161)	437	(18)
Decrease (increase) in inventories	(463)	(499)	(806)	(1,023)
Increase (decrease) in trade payables	380	424	1,543	(451)
Increase (decrease) in other liabilities and accrued expenses	402	164	972	(414)
Increase (decrease) in employee severance benefits, net	(36)	-	(25)	(5)
	(118)	(348)	(1,809)	415

Net cash provided by operating activities	1,257	427	3,829	3,875

Cash flows from investing activities:
Purchase of fixed assets	(571)	(173)	(3,027)	(1,535)
Repayment from insuarance	-	44	-	44
Restricted deposits	-	-	(2)	(156)
Net cash used in investing activities	(571)	(129)	(3,029)	(1,647)

Cash flows from financing activities:
Short- term bank credit, net	-	-	-	(377)
Exercise of options	-	-	25	-
Dividend distribution	(994)	-	(994)	-
Repayment of long-term loans from bank	(227)	(114)	(669)	(301)
Proceeds from long-term loans	-	-	-	3,063
Repayment of credit from fixed asset payables	-	25	-	(261)
Net cash provided by (used in) financing activities	(1,221)	(89)	(1,638)	2,124

Effect of translation adjustments	54	189	(1,079)	196

Net increase (decrease) in cash and cash equivalents	(481)	398	(1,917)	4,548

Cash and cash equivalents at the beginning of the period	7,847	8,885	9,283	4,735

Cash and cash equivalents at the end of the period	7,366	9,283	7,366	9,283